[Letterhead of The9 Limited]

December 17, 2012

VIA EDGAR AND E-MAIL

Kathleen Collins, Accounting Branch Chief

Megan Askt, Staff Accountant

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: The9 Limited (the “Company”)

Form 20-F for the fiscal year ended December 31, 2011

Filed March 22, 2012

File No. 001-34238

Dear Ms. Collins and Ms. Askt:

This letter sets forth our responses to the comments contained in the letter dated November 20, 2012 from the Staff of the Commission (the “Staff”) regarding our annual report on Form 20-F for the year ended December 31, 2011 (the “Form 20-F”). For ease of reference, we have set forth the Staff’s comments and our response for each item below.

Form 20-F for the Fiscal Year Ended December 31, 2011

Item 1A. Risk Factors

General

1.	As a public company, your auditor is required by law to undergo regular Public Company Accounting Oversight Board (PCAOB) inspections to assess its compliance with U.S. law and professional standards in connection with its audits of financial statements filed with the SEC. The PCAOB, however, is currently unable to inspect the audit work and practices of your auditor (see http://pcaobus.org/International/Inspections/Pages/IssuerClientsWithoutAccessList.aspx). As a result of this obstacle, investors in U.S. markets who rely on your auditor’s audit reports are deprived of the benefits of PCAOB inspections of auditors. Therefore, please state this fact under a separate risk factor heading. Explain that this lack of inspection prevents the PCAOB from regularly evaluating your auditor’s audits and its quality control procedures.

The Company respectfully advises the Staff that it duly notes the fact that the benefits of PCAOB inspections of auditors are not available to investors in U.S. markets who rely on the auditor’s audit reports included in the Company’s annual report on Form 20-F. In response to the Staff’s comment, the Company proposes to enhance its disclosure by including the following disclosure as a separate risk factor under “Item 3. Key Information — D. Risk Factors” of its future annual reports on Form 20-F:

The audit report included in this annual report is prepared by auditors who are not inspected by the Public Company Accounting Oversight Board and, as such, you are deprived of the benefits of such inspection.

Our independent registered public accounting firm that issues the audit reports included in our annual reports filed with the US Securities and Exchange Commission, as auditors of companies that are traded publicly in the United States and as a firm registered with the US Public Company Accounting Oversight Board (United States) (“the “PCAOB”), is required by the laws of the United States to undergo regular inspections by the PCAOB to assess its compliance with the laws of the United States and professional standards. Because our auditors are located in the Peoples’ Republic of China, a jurisdiction where the PCAOB is currently unable to conduct inspections without the approval of the Chinese authorities, our auditors are not currently inspected by the PCAOB.

Inspections of other firms that the PCAOB has conducted outside China have identified deficiencies in those firms’ audit procedures and quality control procedures, which may be addressed as part of the inspection process to improve future audit quality. This lack of PCAOB inspections in China prevents the PCAOB from regularly evaluating our auditor’s audits and its quality control procedures. As a result, investors may be deprived of the benefits of PCAOB inspections.

The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of our auditor’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to PCAOB inspections. Investors may lose confidence in our reported financial information and procedures and the quality of our financial statements.

Item 5. Operating and Financial Review and Prospects

Critical Accounting Policies, page 47

2.	Considering your disclosures regarding the risks and uncertainties of doing business through VIE contractual arrangements in the PRC, along with the various factors considered when consolidating such entities, tell us your consideration to include a discussion of your consolidation policy in your critical accounting policy disclosures. In this regard, we refer you to your response letter dated December 16, 2010 (comment 1) where you acknowledged the guidance in Section V of SEC Release No. 33-8350 and indicted that you would include your consolidation policy as it relates to your VIEs in your future critical accounting policy disclosures. Please include in your response your proposed revised disclosures.

The Company respectfully advises the Staff that it included the disclosure noted below regarding the Company’s policy with respect to the consolidation of financial results of its variable interest entities (“VIEs”), as indicated in the Company’s response letter dated December 16, 2010 (comment 1), immediately preceding the subsection headed “Item 5. Operating and Financial Review and Prospects — A. Operating Results — Critical Accounting Policies” on pages 46-47 of its annual report on Form 20-F filed on March 22, 2012.

In response to the Staff’s comment, the Company plans to further expand its prior disclosure on VIEs in future filings as follows with the proposed additional disclosure in italics:

Consolidation of Variable Interest Entities, or VIEs.

PRC laws and regulations, including the GAPP Circular, currently prohibit or restrict foreign ownership of Internet-related businesses. The Company believes, consistent with the view of our PRC legal counsel, that the Company’s current structure complies with these foreign ownership restrictions. Specifically, we operate our business through Shanghai IT and Huopu Cloud and have entered into a series of contractual arrangements with Shanghai IT and Huopu Cloud and their equity owners. See the contractual arrangements set forth in “Item 7. Major Shareholders and Related Party Transactions — B. Related Party Transactions.” As a result of these contractual arrangements, we are entitled to receive service fees for services provided to Shanghai IT and Huopu Cloud for an amount determined at our discretion, up to 90% of PRC entities’ profits. In addition, the equity owners of record for these entities have pledged all their equity interests in the VIEs to us as collateral for all of their payments due to the WOFE and to secure performance of all obligations of the VIEs and their shareholders under various agreements. In addition, the agreements provide that any dividend distributions made by the VIEs, if any, are required to be deposited in an escrow account over which we have exclusive control. Moreover, through the Call Option Agreements and Shareholder Voting Proxy Agreements, each shareholder of the VIEs granted WOFE an irrevocable power of attorney to act on all matters pertaining to the VIEs. As a result of the totality of these arrangements, we have both the power to direct activities that most significantly impact the VIEs economic performance and the obligation to absorb losses of or right to receive benefits from the VIE that are significant to Shanghai IT and Huopu Cloud. As a result, we concluded we are the primary beneficiary of Shanghai IT and Huopu Cloud and as such Shanghai IT and Huopu Cloud are consolidated VIEs of our company.

The GAPP Circular reiterates and reinforces the long-standing prohibition of foreign ownership of Internet-related publication businesses via direct, indirect or disguised methods. However, it is not clear whether the regulatory authority of GAPP applies to the regulation of ownership structures of online game companies based in China and online game operation in China. In addition, the GAPP Circular does not specifically invalidate VIE agreements, and we are not aware of any online game companies adopting similar contractual arrangements as ours having been penalized or ordered to terminate such arrangements since the GAPP Circular first became effective. Therefore, we believe that our ability to direct the activities of Shanghai IT that most significantly impact our economic performance is not affected by the GAPP Circular. Any changes in PRC laws and regulations that affect our ability to control Shanghai IT and Huopu Cloud might preclude us from consolidating Shanghai IT and Huopu Cloud in the future. See “Item 3. Risk factors — D. Risks Related to Our Corporate Structure — PRC laws and regulations restrict foreign ownership of Internet content provision, Internet culture operation and Internet publishing licenses, and substantial uncertainties exist with respect to the application and implementation of PRC laws and regulations.

In response to the Staff’s comment, the Company proposes to further enhance its disclosure by disclosing such information under, rather than preceding, the subsection headed “Item 5. Operating and Financial Review and Prospects — A. Operating Results — Critical Accounting Policies” of its future annual reports on Form 20-F.

Results of Operations, page 52

3. Please describe further the key metrics that impact your business. In this regard, tell us your consideration to disclose, for example, the average number of users, the number of paying players, the average revenue per player, and/or the average period that a player typically plays the game and include a discussion that correlates these metrics to changes in your results of operations. It appears that this would be important information to the users of your financial statements since users are a critical component of your business. In addition, please clarify whether there are any other operational statistics and usage patterns monitored by the company which affect your results of operations. We refer you to Section III.B of SEC Release 33-8350 for guidance.

In response to the Staff’s comment, the Company proposes to enhance its disclosure by adding the information related to the average quarterly paying users and average quarterly revenue per paying user information. Specifically, the Company proposes to replace in its entirety the current disclosure on Page 53 under “Item 5. Operating and Financial Review and Prospects — A. Operating Results — Results of Operations — Year 2011 Compared to Year 2010 — Revenue” with the proposed disclosure below in its annual report on Form 20-F for the fiscal year ending December 31, 2012:

Online Game Services. Our revenues from our online game services increased by 2.4% from RMB106.5 million in 2010 to RMB109.0 million (US$17.3 million) in 2011 primarily due to the increase in revenues from TV games, web games and social games.

Our revenues from TV games increased from RMB3.8 million in 2010 to RMB9.2 million (US$1.5 million) in 2011. This increase was primarily due to an increase in our average quarterly paying user from 62,013 in 2010 to 124,536 in 2011 and an increase in our average quarterly revenue per paying user from RMB13 in 2010 to RMB19 in 2011, both in turn due to continuous expansion in our TV game platform and more quality games launched in 2011. Quarterly paying user refers to the number of users who purchase virtual currency at least once for our online games during a quarter. Average quarterly paying user is the average of quarterly paying users for each of the four quarters during a year. Quarterly revenue per paying user refers to our revenues from online games during a given quarter divided by the number of the quarterly paying users. Average quarterly revenue per paying user is the average of quarterly revenues per paying users for each of the four quarters during a year.

Our revenues from PC games decreased from RMB101.8 million in 2010 to RMB94.6 million (US$15.0 million) in 2011, primarily due to a decrease in our average quarterly paying user from 116,203 in 2010 to 113,507 in 2011 and a decrease in our average quarterly revenue per paying user from RMB234 in 2010 to RMB215 in 2011. The average quarterly revenue per paying user of our PC games is significantly higher than that of our TV games because the PC game players are mostly teenagers with higher spending power while the TV game players are mostly children and elderly people with lower spending power.

Liquidity and Capital Resources, page 56

4.	We note from various disclosures throughout the filing that restrictions on currency exchange may limit your ability to distribute funds outside of China. Please consider revising your disclosures here to include a discussion of these restrictions and how they impact your ability to pay dividends and meet your cash obligations outside of China. We refer you to Item 5.B.1(b) of Form 20-F. Also, include a discussion of how earnings flow through the corporate structure, describing how funds are transferred from your PRC subsidiaries and consolidated affiliated entities to your entities outside of the PRC. Please include in your response your proposed revised disclosure.

In response to the Staff’s comment, the Company proposes to enhance its disclosure by including the following disclosure under the subsection headed “Item 5. Operating and Financial Review and Prospects — B. Liquidity and Capital Resources — Cash Flow and Working Capital” in its future annual reports on Form 20-F:

We are a holding company and conduct our operations primarily through our subsidiaries and affiliated PRC entities in China. As a result, our cash requirements and our ability to pay dividends principally depend upon dividends and other distributions from our subsidiaries, which in turn are derived principally from earnings generated at our affiliated PRC entities. Specifically, The9 Computer (one of our subsidiaries in China) obtains funds from the PRC entities in the form of payments under the exclusive technical service agreements, pursuant to which The9 Computer is entitled to determine the amount of payment.

The Company acknowledges that the PRC government imposes controls on the convertibility of the RMB into foreign currencies, and in certain cases, the remittance of currency out of China. However, under existing PRC foreign exchange regulations, payments of current account items, including profit distributions and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval from PRC State Administration of Foreign Exchange, or SAFE, by complying with certain procedural requirements. Therefore, the Company is able to pay dividends in foreign currencies without prior approval from SAFE. Approval from or registration with appropriate government authorities is required where RMB is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies.

Furthermore, if our subsidiaries or any newly formed subsidiaries incur debt on their own behalf, the agreements governing their debt may restrict their ability to pay dividends to us. See “Item 3. Key Information — D. Risk Factors — Risks Related to Doing Business in China — Restrictions on currency exchange in China limit our ability to utilize our revenues effectively, make dividend payments and meet our foreign currency denominated obligations.”

5. We note your disclosures in Note 26 regarding the statutory reserve requirements for certain of your PRC subsidiaries and consolidated affiliated entities. Please tell us your consideration to include a discussion of these reserve requirements here and their potential impact on the company’s liquidity. Please include in your revised disclosures the amount of unrestricted net assets that would be available to the parent holding company if it were to pay dividends or to satisfy any cash obligations of the parent company. We refer you to Item 5.B.1(b) of Form 20-F. Also, tell us and disclose whether there are any significant differences between accumulated profits as calculated pursuant to PRC accounting standards and regulations and the accumulated profits as presented in your financial statements. Please include in your response your proposed revised disclosures.

In response to the Staff’s comment, the Company proposes to enhance its disclosure in future filings by including the disclosure substantially in the form as shown below under the subsection headed “Item 5. Operating and Financial Review and Prospects — B. Liquidity and Capital Resources — Cash Flow and Working Capital”:

Current PRC regulations restrict our affiliated entities and subsidiaries from paying dividends in the following two principal aspects: (i) our affiliated entities and subsidiaries in China are only permitted to pay dividends out of their respective accumulated profits, if any, determined in accordance with PRC accounting standards and regulations; and (ii) these entities are required to allocate at least 10% of their respective accumulated profits each year, if any, to fund certain capital reserves until the cumulative total of the allocated reserves reaches 50% of registered capital, and a portion of their respective after-tax profits to their staff welfare and bonus reserve funds as determined by their respective boards of directors. Although the statutory reserves can be used, among other ways, to increase the registered capital and eliminate future losses in excess of retained earnings of the respective companies, companies may not distribute the reserve funds as cash dividends except upon a liquidation of these subsidiaries. In addition, dividend payments from our PRC subsidiaries could be delayed as we may only distribute such dividends upon completion of annual statutory audits of the subsidiaries. We have not directed our PRC subsidiaries or affiliated entities to distribute any dividends to-date. As of December 31, 2011, our unrestricted net assets that would be available to our parent holding company if it were to pay dividends or to satisfy any cash obligations of our parent company amounted to RMB1,104 million (US$175 million), which includes RMB382 million (US$61 million) attributable to PRC subsidiaries.

The aggregate net assets reflected on our statutory accounts, including registered capital and statutory reserves, is approximately RMB113.7 million (US$18.0 million) higher than the amount determined under US GAAP.

Item 15. Controls and Procedures

Disclosure Controls and Procedures, page 83

6. Your disclosures on page 83 refer to management’s evaluation of the company’s internal control over financial reporting rather than their evaluation of the company’s disclosure controls and procedures. Revise to disclose management’s conclusions regarding the effectiveness of the company’s disclosure controls and procedures. We refer you to Item 307 of Regulation S-K and Exchange Act Rules 13a-15e and 15d-15.

In response to the Staff’s comment, the Company proposes to revise its disclosure in future filings by replacing the current disclosure in its entirety with the following language under the subsection headed “Item 15. Controls and Procedures — Disclosure Controls and Procedures,” which for illustration purposes, assumes the same conclusion will be reached:

Our management, with the participation of our chief executive officer and our chief financial officer, performed an evaluation of the effectiveness of our disclosure controls and procedures, which is defined in Rules 13a-15(e) of the Exchange Act, as of December 31, 2012. Based on that evaluation, our management has concluded that, as of December 31, 2012, our disclosure controls and procedures were effective to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that information required to be disclosed in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

Item 18. Financial Statements

Revenue Recognition, page F-20

7. Please explain further how you determine the average lives of your in-game perpetual features. In this regard, as it appears you are using a user-based model, please clarify whether your analysis is based on average playing time for paying players or whether you also include non-paying players in your analysis Also, explain how you apply the other factors considered in your analysis such as player behavior patterns, acceptance and popularity of expansion packs, promotional events etc. Tell us when you last revised the estimated life for the in-game perpetual features. Lastly, please tell us the amount of revenue recognized during fiscal 2011 and 2010 for each of (a) in-game features that are immediately consumed, (b) premium features with stated expiration, (c) in-game perpetual features.

The Company respectfully advises the staff that the Company relies on a user-based model and calculates the average lives of in-game perpetual features based on the average period paying users continue to play the game. Accordingly, non-paying players are excluded from our calculation. The calculation of the average is based on the fundamental assumption that for any game, the user’s log-in frequency tends to gradually decrease. For each individual game, the average life of in-game perpetual features is updated every six months of its operational life. In this manner, every six months, the Company selects all new paying users in a specific month and then tracks their log-in data for the game in the following months. Based on the log in data, the Company is able to calculate the retention rate in each of the following months to come up with a monthly weighted average life in the game of that batch of players. The Company re-performs the same calculations to the other batches on six month intervals. Data from each batch is maintained for the life of the game, and continues to factor into the overall average used to determine the overall average life for the game perpetual features. Accordingly, under this method, the Company updates the average life every six months.

The rationale for utilizing every six months as a batch relates to the frequency of expansion pack releases. Most of the Company’s games release expansion packs to add new contents to the games in order to attract new players and retain existing players. The average time between each expansion pack release is approximately six months. Normally one month before and after the launch of expansion packs, the Company will carry out different promotional events such as online marketing. Therefore the Company believes establishing the batch for the purpose of estimating the average life of the game every six months using the above methodology is appropriate and adequately takes into account the effect of expansion packs on average lives.

In summary, the Company respectfully submits that it believes this methodology properly reflects its management’s best estimate of the pattern over which the Company satisfies its performance obligation associated with the in-game perpetual items purchased by players. The Company further notes, as indicated below, that the amount of revenue generated from in-game perpetual features is immaterial for all periods presented and therefore the Company has not proposed expanding the current revenue recognition disclosures to further discuss this aspect.

In response to the Staff’s request for a breakdown of revenues by period, the Company respectfully submits the following:

For 2011, revenues were derived from (a) in-game features that are immediately consumed amounted to RMB85.0 million (US$13.5 million); (b) premium features with stated expiration amounted to RMB5.8 million (US$0.9 million); and (c) in-game perpetual features amounted to RMB3.8 million (US$0.6 million).

For 2010, revenues were derived from (a) in-game features that are immediately consumed amounted to RMB94.4 million (US$15.0 million); (b) premium features with stated expiration amounted to RMB4.0 million (US$0.6 million); (c) in-game perpetual features amounted to RMB3.4 million (US$0.5 million).

8. We note from your current disclosures that revenue from prepaid game cards and prepaid online points applicable to your online game services (excluding WoW) are recognized over the estimated life of the premium features or as the premium features are consumed. Please tell us how you account for un-activated game cards or unused online points. As applicable, describe the methodologies and assumptions used to determine breakage and when you recognize such revenues. Also, tell us the amount of breakage recognized from your online game services (excluding WoW) for each of the periods presented and if material, tell us your consideration to disclose your accounting for such revenues.

The Company advises the Staff that for all of its games except WoW (the Company ceased to operate WoW in June 2009), it provides two options to players to purchase online points. Players can purchase “The9 online points” through the Company’s online payment systems called Pass9 system and convert “The9 online points” into individual online points of any of the Company games. Alternatively, players can also purchase individual online points of a specific game through third-party Internet sites.

The Company respectfully advises the Staff that we account the proceeds from the sales of “The9 online points” initially as a liability called “advance from customers,” since the Company has received payments from players, but the players have not logged in and converted amounts into any of its games (un-activated game points). Once the players convert “The9 online points” into individual online points of our games, the converted but unused online points are accounted as deferred revenue.

With respect to the outstanding balance of “advance from customers” relating to “The9 online points,” the Company respectfully advises the Staff that the Company never assumes any breakage since the players can convert the points into any of its games under its operation, and they are not subject to expiration. Therefore no “advance from customers” balance has been recognized as revenue under a breakage methodology.

In assessing how to account for the converted but unused individual online points of our games, the Company considered the guidance provided by Pamela R. Scholsser in a speech made at the 2005 AICPA Conference on Current SEC and PCAOB Developments, where the recognition of breakage was addressed. In the speech, the Company notes that the SEC staff reminded the audience of its previously stated position that it is appropriate for a vendor to apply the liability derecognition guidance contained in paragraph 16 of FASB Statement No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities (codified in ASC 405-20-40-1), to these circumstances. In the speech, the Staff further noted various acceptable methods for recognizing gift card breakage income. The speech states, in part:

Consistent with the staff’s previous views, recognizing gift card breakage as the vendor is legally released from its obligation, for example at redemption or expiration, or at the point redemption becomes remote may both be acceptable methods. [Emphasis added]

Another approach is to recognize breakage for unused gift card amounts in proportion to actual gift card redemption. Gift cards sold over a certain period of time would be considered on a homogenous pool basis. The estimated values of gift cards expected to go unused would then be recognized over the period of performance that is as the remaining gift card values are redeemed. In determining the appropriate accounting, the Company notes that based on customers’ redemption pattern of its existing games such as SUN1, the Company’s management has concluded that it is reasonable to assume that if a certain player has not logged in for over one year, the possibility that he/she will return to the game is remote. Therefore, the Company recognizes unused points associated with specific customers at the point at which the player has gone one year without logging in. The Company’s management believes this is consistent with the methodology noted above and is appropriate based on the following factors:

•	The estimate is related to a large pool of homogenous transactions,

•	the estimate is based on sufficient company-specific historical basis and its management believes that such historical experience is predictive of future events, and

•	The Company is able to reliably and objectively make the estimate on a timely basis and it is remote that material adjustments to previous amounts recognized as revenue will be made.

The amount of revenue recognized in connection with breakage from unused points (excluding WoW) amounted to RMB1.4 million (US$0.2 million), RMB0.5 million (US$0.1 million) and RMB0.7 million (US$0.1 million) for the years ended December 31, 2009, 2010 and 2011, respectively. The Company respectfully submits to the Staff that the amounts involved were not material for each of the periods presented, and as such no additional disclosure is merited at this time. The Company supplementally advises the Staff that if such amounts become material in the future, it will expand its disclosure accordingly.

Note 4. Variable Interest Entities, page F-28

9. We note your disclosures beginning on page 66 of the various agreements between the company and your VIEs. Please revise to include a discussion of each of the contractual arrangements that you rely upon to consolidate your VIEs in the notes to your consolidated financial statements. Please ensure that your disclosures address the following for each of the agreements discussed and include your proposed revised disclosures in your response:

•	The duration of the contracts and their remaining terms;

•	A description of how the contracts renew and which party or parties has renewal rights;

•	A description of how The9 Computer can terminate the contract; and

•

Explain further how you considered the terms of these arrangements in concluding that the company has effective control over and the ability to receive substantially all of the economic benefits for each of the VIEs.

The Company respectfully advises the Staff that there are a few key contractual arrangements between its wholly owned subsidiary The9 Computer (the “WOFE”) and related VIEs that provide the Company with a controlling financial interest over the VIEs and upon which the Company concluded that it is required to consolidate these entities pursuant to the guidance in ASC 810. The Company has further summarized the VIE agreements’ key terms below, which the Company proposes to incorporate in its expanded disclosure in future filings. The Company believes that this expanded disclosure will provide investors more insights as to how the Company controls and derives the economic benefits from each of the VIEs and why the result of such arrangements requires the Company, as the primary beneficiary, to consolidate the VIEs into its financial statements. In response to the Staff’s comment, the Company proposes to insert the following summary and discussion as disclosure into footnote 4 “VARIABLE INTEREST ENTITIES,” in future filings:

A summary of the contractual agreements referenced above is as follows:

1)	Loan Agreement. Our WOFE entered into loan agreements with each shareholder of the relevant VIEs. Pursuant to the terms of these loan agreements, the WOFE granted an interest-free loan to each shareholder of the VIEs for the explicit purpose of making a capital contribution to the VIEs. The loans have an unspecified term and will remain outstanding for the duration of WOFE or until such time that the WOFE elects to terminate the agreement (which is at the WOFE’s sole discretion) at which point the loans are payable on demand. The shareholders of the VIEs may not prepay all or any portion of the loans without the WOFE’s prior written request.

2)	Equity Pledge Agreement. The shareholders of the VIEs entered into equity pledge agreements with our WOFE. Under the equity pledge agreements, the shareholders of the VIEs pledged all of their equity interests in the VIEs to the WOFE as collateral for all of their payments due to the WOFE and to secure performance of all obligations of the VIEs and their shareholders under the above loan agreements. In addition, the dividend distributions to the shareholders of VIEs, if any, will be deposited in an escrow account over which we have exclusive control. The pledge shall remain effective until all obligations under such agreements have been fully performed. The shareholder has the obligation to maintain ownership and effective control over the pledged equity. Under no circumstances, without the prior written consent of the WOFE, may the shareholder transfer or otherwise encumber any equity interests in the VIEs. If any event of default as provided for therein occurs, the WOFE, as the pledgee, will be entitled to dispose of the pledged equity interests through transfer or assignment and use the proceeds to repay the loans or make other payments due under the above loan agreements up to the loan amounts.

3)	Call Option Agreement. Our VIEs and their shareholders entered into equity call option agreements with the WOFE. Pursuant to such agreements, the shareholders of the VIEs grant WOFE an irrevocable and exclusive option to purchase the shares of VIEs at a purchase price equal to the amount of the registered capital of the VIE or the loan provided by WOFE, permissible by the then-applicable PRC laws and regulations. WOFE may exercise such right at any time during the term of the agreement. Moreover, under the call option agreements, neither our VIEs nor their shareholders may take actions that could materially affect the VIEs’ assets, liabilities, operations, equity or other legal rights without the prior written approval of WOFE, including, without limitation, declaration and distribution of dividends and profits; sale, assignment, mortgage or disposition of, or encumbrances on, the VIE’s equity; merger or consolidation; acquisition of and investment in any third-party entities; creation, assumption, guarantee or incurrence of any indebtedness; entering into other materials contracts. The agreements shall not expire until such time as the WOFE acquires all equity interests of the relevant VIEs subject to applicable PRC laws.

4)	Shareholder Voting Proxy Agreement. Each of the VIE’s shareholders executed an irrevocable power of proxy to appoint WOFE as the attorney-in-fact to act on his or her behalf on all matters pertaining to the VIEs and to exercise all of his or her rights as a shareholder of the VIEs, including the right to attend shareholders meetings, to exercise voting rights and to appoint directors, a general manager, and other senior management of the VIEs. The power of proxy is irrevocable and may only be terminated at the discretion of WOFE.

5)	Exclusive Technical Service Agreement. Under the exclusive technical service agreement, the VIEs agreed to engage the WOFE as their exclusive provider of technology consulting and other services for a service fee equal to 90% of all operating profit generated by the VIEs. According to the relevant PRC rules and regulations, related party transactions should be negotiated at the arm’s length basis and apply reasonable transfer pricing methods. However, the determination of service fees is under the sole discretion of the WOFE. These agreements do not have specific clauses on renewal but do have an initial term of 20 years (with the earliest expiration date being December 31, 2029). By virtue of the governance rights the WOFE maintains over the VIEs, through the terms of the other agreements noted above, the Company is able unilaterally renew, extend or amend the service agreements at its discretion.

The Company shall be deemed to have a controlling financial interest in a VIE if it has both of the following characteristics:

a. The power to direct the activities of a VIE that most significantly impact the VIE’s economic performance; and

b. The obligation to absorb losses of the VIE that could potentially be significant to the VIE or the right to receive benefits from the VIE that could potentially be significant to the VIE.

In determining the Company has “the power to direct the activities of the VIE that most significantly impact the VIEs’ economic performance,” the Company looked to the specific provisions of the Call Option Agreement and Shareholder Voting Proxy Agreement. These agreements, as summarized above, provide the WOFE effective control over all of the corporate and operating decisions of the VIEs, and as such, the Company’s management concluded that the WOFE has the requisite power to direct the activities of the VIEs that most significantly impact the VIEs’ economic performance. In assessing the Company’s obligation to absorb losses, the Company notes that it has funded through the loan agreements all of the entities share capital and also provides financial support as necessary to the entities through intercompany transactions. The Company’s rights to receive economic benefits that are significant to the VIEs are embodied firstly in the Equity Pledge Agreements that secure the equity owners’ obligations under the relevant agreements, and ascribes to the WOFE all of the economic benefits of the equity interests including rights to any dividends declared. Secondly, the Exclusive Technical Service Agreement further secures the ability of WOFE to receive substantially all of the economic benefits from each of the VIEs on behalf of the Company.

In conclusion, because the Company, through its wholly owned subsidiary The9 Computer, has (1) the power to direct the activities of the VIEs that most significantly affect the Company’s economic performance and (2) the right to receive benefits from the VIEs that could potentially be significant to the VIEs, it has been deemed to be the primary beneficiary of the VIEs and has consolidated the respective VIEs since the date of execution of such agreements.

10.	We note your disclosures on page F-30 where you indicate that if the current ownership structures of the Group and its contractual arrangements with Shanghai IT are found to be in violation of any existing PRC laws or regulations, the Group may be required to restructure its ownership structure and operations in the PRC. Please clarify whether you believe similar risks apply to your contractual arrangements with Huopu Cloud. If so, explain further why you have not included this VIE in your discussion of such risks or revise your disclosures accordingly. In addition, please revise to specifically address what impact such actions may have on your ability to consolidate your VIEs and specifically note how this could impact your financial condition, results of operations and cash flow.

The Company respectfully advises the Staff that it believes the contractual arrangements with Huopu Cloud are subject to the same risks as those which have been disclosed in F-30 for the rest of its VIEs. The Company did not specifically include Huopu Cloud in its discussion of VIE arrangements in previous filing due to the insignificance of the entity at the time of the filing. Huopu Cloud was incorporated at the end of 2010 and no substantial business activities were conducted via such VIE as it had not obtained Internet Content Provider( “ICP”) license at the end of 2011. The total assets, liabilities, revenue and net loss of this VIE accounted for only 1.2%, 2.0%, 1.8% and 3.3%, respectively, as a percentage of consolidated basis as of December 31, 2011. The Company will list Huopu Cloud in its future filings to ensure completeness of its disclosure.

In preparing the disclosure relating to our consolidation policy, the Company has considered the restrictions and risks described in F-30. While there are certain uncertainties with respect to the VIE structure, the Company believed, at the time of filing, and remains of the view that the likelihood that the Company would be unable to enforce its rights under the legal agreements described above and thus lose the ability consolidate the VIEs is remote. As disclosed on page 30 of the annual report on Form 20-F for 2011, the Company’s PRC legal counsel is of the opinion that the current ownership structure of the Company, its WOFEs and VIEs and the contractual arrangements between the respective WOFEs, VIEs and their shareholders are in compliance with existing PRC laws, rules and regulations.

However, the Company cannot be certain that the PRC government authorities will not ultimately take a view contrary to the opinion of its PRC legal counsel due to the lack of official interpretation and clear guidelines. In response to the Staff’s question, if the Company, its PRC subsidiaries and VIEs are found to be in violation of any existing or future PRC laws or regulations, or fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities would have broad discretion in dealing with such violations, including requiring the Company to undergo a costly and disruptive restructuring such as forcing the Company to transfer its equity interest in the PRC subsidiaries to a domestic entity or invalidating the VIE agreements. If the PRC government authorities impose penalties which cause the Company to lose its rights to direct the activities of and receive economic benefits from the VIEs, the Company may lose the ability to consolidate and reflect in its financial statements the financial condition, and results of operation of the VIEs, which are disclosed in F-28, which would likely be a material adverse event for the Company. The Company supplementally advises the Staff that the combined net cash inflows of the VIEs for the year ended December 31, 2011 was RMB101.2 million (US$16.1 million). This amount includes cash provided to the VIEs to support their operations through intercompany loans which were eliminated in consolidation.

11.	Please explain further why the company’s CEO transferred his equity interest and assigned all of his respective rights and obligations in Shanghai IT to another employee of the company.

The Company respectfully advises the Staff that current PRC laws and regulations impose restrictions on foreign ownership of online gaming and ICP businesses in China. As a result, the Company conducts its online gaming and ICP businesses in China through VIE arrangements with Shanghai IT. Shanghai IT was structured such that the equity was held by Jun Zhu, the Company’s CEO and Yong Wang, the Company’s Vice President, both of whom were PRC citizens before May 2012. In May 2012, Jun Zhu gave up his PRC citizenship and became a Singapore citizen. In light of his emigration and in order to continue complying with PRC laws and regulations, the Company directed Jun Zhu to enter into an agreement with Wei Ji, a PRC citizen to assign all of his respective rights and obligations with respect to the loans to Wei Ji. Subsequently, Wei Ji entered into agreements with WOFE and Shanghai IT in November 2011. Wei Ji is the Company’s director-level employee who has been working with the Company for more than 10 years. Other than Yong Wang, none of the Company’s Vice Presidents or above level employees are PRC citizens. Therefore, the Company concluded Wei Ji was the best candidate within the Company to take over this role in the VIE arrangements.

12. Please describe further the arrangements with each of your R&D VIEs (Fire Rain, Wanyouyl and Mengxiang Hulian) that provide the Group with the power to direct the activities of the VIE that most significantly impact the VIE’s economic performance and the obligation to absorb the losses of, or the right to receive the benefits from the VIE that could potentially be significant to the VIE. Please ensure that your response provides the terms of such arrangements that specifically support the company’s conclusion that you are the primary beneficiary to each of these entities pursuant to ASC 810. Also, please tell us your consideration to file these arrangements as exhibits. We refer you to the Item 4 of Instructions as to Exhibits of Form 20-F.

To provide the Staff with some background information, the Company respectfully advises the Staff that Fire Rain, Wanyouyl and Mengxiang Hulian (“R&D VIEs”) were investments made by the Company for the purpose of developing new games. Prior to the Company’s involvement, these entities were each thinly capitalized start-up companies engaged in the development of online games which were of interest to the Company. Further, these entities each had employees with core technical competencies in the areas of game development, in which the Company was interested. As part of the Company’s game development strategy, it entered into the contractual arrangements with these entities in order to secure all of the rights to the games being developed. The Company determined that one way of encouraging the game developers was to leave the existing legal structure in place, in which the principal employees obtained ownership interests, but to establish contractual arrangements such that the Company would receive substantially all of the benefits of the games being developed, have control over the process, and in return, recapitalize the entities and provide the required ongoing financial support.

In assessing the appropriate accounting for these VIEs, and in response to the Staff’s comment, the Company notes that the guidance in ASC 810-10-25-38A states, in part, as follows:

A reporting entity shall be deemed to have a controlling financial interest in a VIE if it has both of the following characteristics:

a. The power to direct the activities of a VIE that most significantly impact the VIE’s economic performance; and

b. The obligation to absorb losses of the VIE that could potentially be significant to the VIE or the right to receive benefits from the VIE that could potentially be significant to the VIE. The quantitative approach described in the definitions of the terms expected losses, expected residual returns, and expected variability is not required and shall not be the sole determinant as to whether a reporting entity has these obligations or rights.

In determining the Company has “the power to direct the activities of the VIE that most significantly impact the VIEs’ economic performance,” consistent with the requirements of ASC 810, the Company looked to the specific provisions of the Company designed articles of incorporation for each of these entities, pursuant to which the Company was able to establish control over all significant business decisions. Decisions subject to the Company’s consent include approval of the operating budgets, amendments to the articles of incorporation, change of paid in capital, pledges, guarantees, credit to third parties, investment, transfer of Intellectual Property, liquidation or termination, etc.

In assessing the Company’s obligation to absorb losses, the Company notes that it has funded, through either direct capital contributions or loan agreements, substantially all of the VIEs capital. In addition, the Company also provides financial support as necessary to the entities through intercompany transactions. The Company’s rights to receive economic benefits that are significant to the VIEs by entering into binding agreements pursuant to which the exclusive operating rights to any games developed by these entities was secured by the Company and call options agreements for the outstanding equity interests the Company does not hold. Based on the above analysis, the Company concluded that it is the primary beneficiary of each R&D VIEs and accordingly, is required to consolidate the R&D VIEs in accordance with the requirements of ASC 810.

The Company respectfully advises the Staff that although substantially all of the activities of the R&D VIEs have been funded by the Company, they have not been material to the Company since their inception, and are not expected to become material. Specifically, the total assets, liabilities, revenue and net loss of these VIEs, in aggregate, represented only 0.6%, 1.6%, 0.3% and 1.8% as a percentage of consolidated basis, respectively, as of December 31, 2011. Accordingly, and in response to the Staff’s comment, the Company believes the arrangements pursuant to which these R&D VIEs have been consolidated are not material or significant to the business, and therefore, are not required to be disclosed pursuant to Item 4 of Instructions as to Exhibits of Form 20-F.

Note 19. Refund of WoW Game Points, page F-49

13.	Please describe further, for us, the laws and regulations that apply to both your unactivated WoW game points cards and the activated but unconsumed point cards. Also, tell us how you determined that you were legally released from the refund liability for the unactivated WoW game point cards in September 2011. In addition, tell us whether similar rules or regulations apply to prepaid game cards and prepaid online points that you currently sell with your virtual item/service consumption game model.

The Company respectfully advises the Staff that the PRC laws and regulations that are applicable to both of the unactivated WoW game points cards and the activated but unconsumed point cards mainly include:

(1)	Article 135 of General Principles of the Civil Law of the PRC (1987): Except as otherwise stipulated by law, the limitation of action regarding applications to a people’s court for protection of civil rights shall be two years.

(2)	Article 137 of General Principles of the Civil Law of the PRC (1987): A limitation of action shall begin when the entitled person knows or should know that his rights have been infringed upon. However, the people’s court shall not protect his rights if 20 years have passed since the infringement. Under special circumstances, the people’s court may extend the limitation of action.

(3)	Article 6 of Regulations about Limitation of Action of the PRC (2008): The period of limitation of action shall be calculated from the performance of the expiration date.

The Company respectfully advises the Staff that, as a result of non-renewal of WoW license on June 7, 2009, the Company announced a refund plan in connection with unactivated WoW game point cards, in which the three-month refund period was from June 7, 2009 to September 7, 2009. In this fact pattern, Article 135 of General Principles of the Civil Law of the PRC 1987 and Article 6 of Regulations about limitation of action of PRC 2008 establishes a time limit during which the creditor has a legal right to assert their claims for a refund, which is two years from the date of the official announcement, September 7, 2009. Therefore, in consultation with the Company’s PRC legal counsel, the Company determined that it was legally released from the refund liability associated with any outstanding unactivated WoW game point cards as of September 7, 2011.

In determining the appropriate accounting, the Company notes that ASC 405-20-40-1, states, in part, as follows:

A debtor shall derecognize a liability if and only if it has been extinguished. A liability has been extinguished if either of the following conditions is met:

b. [The debtor is legally released from being the primary obligor under the liability, either judicially or by the creditor.

Accordingly, the Company respectfully submits that it appropriately derecognized the liability of unactivated WoW game point cards at the point it was determined to be legally released from the liability,

The Company respectfully advises the Staff that the PRC law governing the Company’s liability with respect to the activated but unconsumed point cards is different. Specifically, the unrelated Chinese online game company which took over the WoW license in the PRC publicly committed to WoW players that they could use any WoW unconsumed point cards sold by The9 and continue to play WoW on their company’s platform. As a result of this, the Company determined not to make any public announcements with respect to a refund plan for these points. In consultation with PRC counsel, we determined that Article 137 of General Principles of the Civil Law of the PRC 1987 should be considered when determining the point at which the Company will be legally released from this liability. Article 137 provides that the People’s Court shall not protect creditor’s rights if 20 years have passed since the infringement. Accordingly, in consultation with PRC legal counsel, the Company concluded that it will not be legally released from this refund liability for activated but unconsumed point cards until 20 years has lapsed from the date of infringement, considered to be September 2009, the date we ceased providing services related to WOW.

The Company respectfully advises the Staff that, unless the PRC laws and regulations would be renewed or amended in the future, both the regulations about limitation of actions in General Principles of the Civil Law of the PRC 1987 and Regulations about limitation of action of PRC 2008 shall still apply to prepaid game cards and prepaid online points for any terminated games. For games which are in operation, the Company will continue to use its accounting estimation as detailed in its response to Question 8 to determine the amount of breakage to recognize.

Note 28. Commitments and Contingencies

28.3 Contingencies, page F-59

14.	We note your disclosures regarding the June 18, 2007 and May 2011 litigation matters. If there is at least a reasonable possibility that a loss exceeding amounts already recognized may have been incurred for this matter, in your next periodic filing, please either disclose an estimate of the additional loss or range of loss (or, if true, state that the estimate is immaterial in lieu of providing quantified amounts) or state that such an estimate cannot be made. Please refer to ASC 450-20-50. Please provide the revised disclosures that you intend to include in your next filing.

With respect to the June 18, 2007 (the “Founder case”) and May 2011 (the “Maradona case”) litigations, the Company would like to provide the following update and the proposed disclosures in our next annual report on Form 20-F:

Founder case:

Update:

After the Beijing Superior Court issued a judgment pursuant to which the Company was directed to pay a total of RMB1.6 million (US$0.3 million) in compensation to the plaintiff Founder, both Founder and the Company filed appeals with the People’s Supreme Court of China challenging the judgment. In May 2012 the Supreme Court issued a judgment ordering the Company to pay RMB2.2 million (US$0.3 million) to Founder, including RMB2 million as compensation for Founder’s loss, RMB50,000 for litigation-related expenses, RMB40,000 for trial and appellate court fees, and RMB100,000 for audit fees. In September 2012 the Company made the payment to Founder in compliance with the judgment.

Proposed disclosure in the Company’s next annual report:

On June 18, 2007, Beijing Beida Founder Electronics Company filed a lawsuit in the Beijing High Court against two other companies and two wholly-owned subsidiaries of the Group, alleging that the defendants had, through a game that the two subsidiaries licensed and are operating, infringed its intellectual property rights with respect to certain of its copyrighted fonts. The plaintiff in the case demanded, among others, that the defendants cease such alleged infringing use and pay RMB100 million for its alleged losses. The Group intends to assert its rights in the court of law. Based on the on-going assessment by the Group’s management and external legal counsel, the management believes that the likelihood for the Group to pay compensation is probable and the amount of compensation and legal fees estimated by management and external legal counsel is measurable. The lawsuit was heard on November 26, 2009 by the Beijing Superior Court. The Group asserted its rights in the court. On February 3, 2010, the court issued a judgment against the Group and other defendants in the lawsuits for infringing certain intellectual property rights of the plaintiff. Based on the court’s judgment, the Group shall pay a total of RMB1.6 million in compensation to the plaintiff. Subsequently, the plaintiff filed an appeal challenging the judgment. As of December 31, 2009, the Group had accrued RMB6.1 million for this litigation, including legal fees, based on the case development. The Group has paid RMB4.5 million and RMB1.2 million in 2010 and 2011, respectively, and further accrued RMB2.8 million and RMB0.3 million for compensation and legal fees relating to this litigation during the years ended December 31, 2010 and 2011, respectively. In May 2012 the Supreme Court issued a judgment ordering the Group and other defendants to pay RMB2.2 million (US$0.3 million) to the plaintiff. The Group accrued an additional amount of RMB0.6 million for compensation, in accordance with the terms of the latest judgment. In September 2012 the Group made the payment to the plaintiff in compliance with the judgment and paid all outstanding legal fees of RMB 1.9 million as well.

Maradona case:

Update:

The case is still pending for judgment. The Company’s external legal counsel advised that it is probable that the court will issue judgment against us. In calculating the damages, the court will consider certain factors such as the loss incurred to the plaintiff and the economic benefits the defendants gain from the infringement. In other similar cases we researched, in which the other courts have issued judgment, it is very rare that the judgment has exceeded RMB 2 million. Thus, the Company external counsel estimated the loss will be approximately RMB 2 million.

Proposed disclosure in the Company’s next annual report:

In May 2011, Diego Maradona filed a lawsuit in the Beijing No. 1 Intermediate People’s Court against Shanghai IT and a third-party company in China, alleging that the defendants used his name and image in a web and social game operated by the Group without his authorization. In July 2011, the plaintiff amended his complaint to include The9 Computer as a defendant. The plaintiff in the case demanded, among others, that the defendants to pay RMB20 million for its alleged losses. Based on the Group’s estimate, which was based on the advice from external legal counsel, it is probable the Group may lose the lawsuit and the estimated contingent loss will be approximately 2 million (US$0.3 million) based on a review of historical record of such civil lawsuit. Accordingly, the Group accrued the RMB2 million (US$0.3 million) contingent loss for the year ended December 31, 2011.

We hereby acknowledge that:

•	We are responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	We may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any additional questions regarding the Form 20-F, please contact George Lai, our chief financial officer at +86 21 5172 9999, or our U.S. counsel, Kirkland & Ellis, attention: Fan Zhang at +852 3761 3418 (office) or +852 5411 0866. Thank you.

Very truly yours,

The9 Limited

By:	/s/ George Lai

Name:	George Lai
Title:	Chief Financial Officer